February 29, 2008

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:          Lowe’s Companies, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2007, filed April 3, 2007
Form 10-Q for the Fiscal Quarter Ended November 2, 2007, filed December 12, 2007
File No. 1-7898

Dear Mr. Hartz:

Lowe's Companies, Inc. (the “Company”) is pleased to respond to the comments of the staff of the Securities and Exchange Commission (the "Commission") concerning the above referenced Form 10-K and Form 10-Q, as set forth in your letter dated January 31, 2008.  The Company’s responses follow the order in which the staff’s comments were submitted to us in your letter.  The Company first sets forth each of your comments as numbered in your letter, and then provides the responses in italics specifically addressing each of your comments.

In connection with the Company’s response to the staff’s comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.
•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss these issues further, please contact us.

Sincerely,

/s/ Matthew V. Hollifield
Matthew V. Hollifield
Senior Vice President and Chief Accounting Officer

Comment 1

We note that your annual report on Form 10-K for the fiscal year ended February 2, 2007 does not include or incorporate the equity compensation plan information table information required by Item 201(d) of Regulation S-K.  In future filings on Form 10-K, please include under Item 12 of Form 10-K the equity compensation plan information table information required by Item 201(d).  Pursuant to General Instruction G(3) of Form 10-K, if you choose, you may incorporate such information from your definitive proxy statement provided the proxy statement is filed with the Commission not later than 120 days after the end of the fiscal year covered by the Form 10-K.

In future filings on Form 10-K, we will incorporate under Item 12 from our definitive proxy statement the equity compensation plan information table required by Item 201(d) of Regulation S-K.

Comment 2

We note your disclosure that you experienced a challenging sales environment in the third quarter of 2007 and that you expect the external pressures facing your industry to continue to 2008.  We also note from your risk factors on page 10 of your Form 10-K for the fiscal year ended February 2, 2007 that these external pressures include the health and stability of the general economy and the home improvement industry.  While your current discussion of operations and your focus on managing expenses address many factors that have impacted your results, we believe that you should enhance this discussion in future filings to include more specific quantified information.  This will allow a reader to more clearly understand how the current sales environment impacts your financial results and will also enable a reader to better understand how future trends may also impact your results.  This additional quantified information could include, but not be limited to, the following areas:

•	Whether your disciplined inventory management goes beyond the delay of the fourteenth RDC and management of seasonal products and if so, provide more quantified details;
•	How much delaying sales staffing prior to meeting sale thresholds affects expenses;
•	How much savings are expected from the delay of the RDC;
•	Consider more formal presentation of the results of your product categories on a quarterly basis;
•	Provide more quantified detail concerning regional results, both positive and negative;
•	Provide more quantified detail concerning the impact of the weather.

Please advise us of your intention in this matter.

With respect to the items mentioned above, in some cases such as the impact of weather we have provided only directional guidance since it was not possible to provide quantitative information.  However, after further consideration, certain items mentioned do present opportunities to provide additional quantitative detail, as in information about how we are managing our expenses in this challenging sales environment and the impact of regional factors on total Company results.  In future filings, we will enhance the presentation of quantified information within our MD&A whenever practicable so as to provide a better context within which the Company’s results may be analyzed.